SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 11, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Executive Appointments.

News & Information	1-7-1 Konan, Minato-ku
Tokyo 108-0075

May 11, 2011
No. 11-057E

Executive Appointments

Tokyo, Japan – At the meeting of the Nominating Committee of the Board of Directors held on May 11, 2011, Sony Corporation named candidates for election to the position of Member of the Board. The selections are subject to the approval of the Ordinary General Meeting of Shareholders to be held on June 28, 2011.

Members of the Board

The candidates for election to the position of Member of the Board are as follows.

Howard Stringer	Representative Corporate Executive Officer, Chairman, Chief Executive Officer and President

Ryoji Chubachi	Representative Corporate Executive Officer, Vice Chairman

Yotaro Kobayashi (*)	Former Chairman of the Board, Fuji Xerox Co., Ltd.

Yoshiaki Yamauchi (*)	Former Director, Sumitomo Mitsui Financial Group, Inc.

Peter Bonfield (*)	Chairman of the Board, NXP Semiconductors N.V.

Fujio Cho (*)	Chairman of the Board, Toyota Motor Corporation

Ryuji Yasuda (*)	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University

Yukako Uchinaga (*)	Director and Executive Vice President, Benesse Holdings, Inc.
Chairman of the Board, Chief Executive Officer and President, Berlitz Corporation

Mitsuaki Yahagi (*)	Chairman of the Board, The Japan Research Institute, Limited

Tsun-Yan Hsieh (*)	Chairman, LinHart Group

Roland A. Hernandez (*)	Retired Chairman and Chief Executive Officer, Telemundo Group, Inc.

Kanemitsu Anraku (*)	Director, Mizuho Financial Group, Inc.

Yorihiko Kojima (*)	Chairman of the Board, Mitsubishi Corporation

Osamu Nagayama (*)	Chairman of the Board, President and Chief Executive Officer,
Chugai Pharmaceutical Co., Ltd.

Yuichiro Anzai(*)(**)	Executive Academic Advisor for Keio University
Professor, Faculty of Science and Technology, Keio University

(*)    An Outside Director who satisfies the requirements under Item 15, Article 2 of the Companies Act of Japan

(**)  A new candidate for Member of the Board

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